UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5 )

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

DSL.net, Inc.

(Name of the Issuer)

MegaPath Inc.

MDS Acquisition, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001

(Title of Class of Securities)

262506108

(CUSIP Number of Class of Securities)

Steven B. Chisholm

MegaPath Inc.
555 Anton Boulevard, Suite 200
Costa Mesa, CA 92626
(714) 327-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

David T. Young
Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, CA  94025

650-321-2400

This statement is filed in connection with (check the appropriate box):

☐

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐

b.

The filing of a registration statement under the Securities Act of 1933.

☐

c.

A tender offer.

☑

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

                      Transaction valuation*                                                                   Amount of filing fee**

$239,021

$26.00

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $26.00

Form or Registration No.:    Schedule 13E-3 (Amendment No. 4)

Filing

Party:     MegaPath , Inc. and MDS Acquisition, Inc.

Date

Filed:   February 8, 2007

*    Estimated solely for the purposes of calculating the filing fee.  Determined by multiplying (i) 239,020,817 shares of common stock of DSL.net estimated to be acquired by the filing persons pursuant to the merger that is the subject of this Schedule by (ii) $0.001 per share, the per share merger consideration to be paid to holders of DSL.net common stock, other than the filing persons, upon the merger.

**  The amount of the filing fee, calculated in accordance with Exchange Act Rule O-11(b), equals 0.000107 multiplied by the transaction value.

TABLE OF CONTENTS

Page

Introduction

1

Item 1.

Summary Term Sheet

2

Item 2.

Subject Company Information

2

Item 3.

Identity and Background of Filing Person

2

Item 4.

Terms of the Transaction

3

Item 5.

Past Contacts, Transactions, Negotiations and Agreements

3

Item 6.

Purposes of the Transaction and Plans or Proposals

4

Item 7.

Purposes, Alternatives, Reasons and Effects

4

Item 8.

Fairness of the Transaction

5

Item 9.

Reports, Opinions, Appraisals and Certain Negotiations

5

Item 10.

Source and Amounts of Funds or Other Consideration

6

Item 11.

Interest in Securities of the Subject Company

6

Item 12.

The Solicitation or Recommendation

6

Item 13.

Financial Information

7

Item 14.

Persons/Assets, Retained, Employed, Compensated or Used

7

Item 15.

Additional Information

7

Item 16.

Exhibits

7

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, by MegaPath Inc., a Delaware corporation (“MegaPath”), and MDS Acquisition, Inc., a Delaware corporation (“MDS”) and a wholly-owned subsidiary of MegaPath.  MDS is the holder of approximately 91.7% of the outstanding shares of common stock of DSL.net, Inc., a Delaware corporation (“DSL.net”).  As the holder of more than 90% of the outstanding shares of DSL.net common stock (the “Common Stock”) and pursuant to Section 253 of the Delaware General Corporation Law, MDS and MegaPath intend to effect a “short-form merger” of DSL.net into MDS (the “Merger”) which will result in, among other things, (1) DSL.net ceasing to exist, (2) shares of Common Stock held by stockholders of DSL.net other than MDS or MegaPath being cancelled, (3) such cancelled shares of Common Stock being eligible for a cash payment from MDS of $0.001 per share, and (4) DSL.net ceasing to be subject to the reporting and other disclosure obligations of the Exchange Act.  Exhibit A to this Schedule 13E-3 is an Information Statement (the “Information Statement”) which will be mailed to holders of Common Stock of DSL.net to notify them of the pending Merger.   The information contained in the Information Statement that responds to the respective items of this Schedule 13E-3 is hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to such information contained in the Information Statement.

Item 1. Summary Term Sheet.

The information set forth in the section of the Information Statement entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address.

The name of the subject company is DSL.net, Inc.  DSL.net is a Delaware corporation with its principal place of business located at 50 Barnes Park North, Suite 104, Wallingford, CT 06492.  DSL.net’s telephone number is (203) 284-6100.

(b)

Securities.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Information about DSL.net – Securities” is incorporated herein by reference.

(c)

Trading Market and Price.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Information about DSL.net – Trading Market and Price” is incorporated herein by reference.

(d)

Dividends.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Information about DSL.net – Dividends” is incorporated herein by reference.

(e)

Prior Public Offerings.

DSL.net has not made any underwritten public offering of the Common Stock during the past three years.

(f)

 Prior Stock Purchases.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Interest in Securities of DSL.net – Securities Transactions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Identity and Background of MegaPath – Name and Address” is incorporated herein by reference.

(b)

Business and Background of Entities.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Identity and Background of MegaPath – Business and Background of MegaPath and MDS” is incorporated herein by reference.

(c)

Business and Background of Natural Persons.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Identity and Background of MegaPath – Name, Address, Business and Background of Natural Persons” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)

Material Terms.

The information set forth in the sections of the Information Statement entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER—Reasons,” “SPECIAL FACTORS—MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER,” and “ADDITIONAL INFORMATION – Terms of the Transaction – Material Terms” are incorporated herein by reference.

(b)

Purchases.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Terms of the Transaction – Material Terms” is incorporated herein by reference.

(c)

Different Terms.

Not applicable.

(d)

Appraisal Rights.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Terms of the Transaction – Appraisal Rights” is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Terms of the Transaction – Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)

Eligibility for Listing or Trading.

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions.

(1)

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(2)

Not applicable.

(b)

Significant Corporate Events.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Past Contacts, Transactions, Negotiations and Agreements – Significant corporate events” is incorporated herein by reference.

(c)

Negotiations or Contacts.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Past Contacts, Transactions, Negotiations and Agreements – Significant corporate events” is incorporated herein by reference.

(e)

Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Past Contacts, Transactions, Negotiations and Agreements – Significant corporate events” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)

Use of Securities Acquired.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Purposes of the Transaction and Plans or Proposals – Use of Securities Acquired” is incorporated herein by reference.

(c)

Plans.

(1)

Not applicable.

(2)

Not applicable.

(3)

Not applicable.

(4)

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Purposes of the Transaction and Plans or Proposals – Plans” is incorporated herein by reference.

(5)

Not applicable.

(6)

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Purposes of the Transaction and Plans or Proposals – Plans” is incorporated herein by reference.

(7)

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Purposes of the Transaction and Plans or Proposals – Plans” is incorporated herein by reference.

(8)

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Purposes of the Transaction and Plans or Proposals – Plans” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)

Purposes.

The information set forth in the section of the Information Statement entitled “SPECIAL FACTORS – PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER – Purposes” is incorporated herein by reference.

(b)

Alternatives.

The information set forth in the section of the Information Statement entitled “SPECIAL FACTORS – PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER – Alternatives” is incorporated herein by reference.

(c)

Reasons.

The information set forth in the section of the Information Statement entitled “SPECIAL FACTORS – PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER – Reasons” is incorporated herein by reference.

(d)

Effects.

The information set forth in the sections of the Information Statement entitled “SUMMARY TERM SHEET – Consequences of the Merger – Effects of the Merger” and “SPECIAL FACTORS – PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER – Effects” are incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)

Fairness.

The information set forth in the sections of the Information Statement entitled “SUMMARY TERM SHEET – Fairness of the Merger – MegaPath’s Position on the Fairness of the Merger” and “SPECIAL FACTORS – FAIRNESS OF THE MERGER – Fairness” are incorporated herein by reference.

(b)

Factors Considered in Determining Fairness.

The information set forth in the sections of the Information Statement entitled “SUMMARY TERM SHEET – Fairness of the Merger – MegaPath’s Position on the Fairness of the Merger” and “SPECIAL FACTORS – FAIRNESS OF THE MERGER – Factors considered in determining fairness” are incorporated herein by reference.

(c)

Approval of Security Holders.

The information set forth in the section of the Information Statement entitled “SPECIAL FACTORS – FAIRNESS OF THE MERGER – Approval of stockholders and the Board of Directors of DSL.net” is incorporated herein by reference.

(d)

Unaffiliated Representative.

The information set forth in the section of the Information Statement entitled “SPECIAL FACTORS – FAIRNESS OF THE MERGER – Unaffiliated representative” is incorporated herein by reference.

(e)

Approval of Directors.

The information set forth in the section of the Information Statement entitled “SPECIAL FACTORS – FAIRNESS OF THE MERGER – Approval of stockholders and the Board of Directors of DSL.net” is incorporated herein by reference.

(f)

Other Offers.

The information set forth in the section of the Information Statement entitled “SPECIAL FACTORS – FAIRNESS OF THE MERGER – Procedural fairness – Lack of firm offers” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)

Report, Opinion or Appraisal.

The information set forth in the section of the Information Statement entitled “SPECIAL FACTORS – REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS” is incorporated herein by reference.

(b)

Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

(c)

Availability of Documents.

Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)

Source of Funds.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Source and Amount of Funds or Other Consideration – Source of Funds” is incorporated herein by reference.

(b)

Conditions.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Source and Amount of Funds or Other Consideration – Conditions” is incorporated herein by reference.

(c)

Expenses.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Source and Amount of Funds or Other Consideration – Expenses” is incorporated herein by reference.

(d)

Borrowed Funds.

Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)

Securities Ownership.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Interest in Securities of DSL.net – Securities Ownership” is incorporated herein by reference.

(b)

Securities Transactions.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Interest in Securities of DSL.net – Securities Transactions” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)

Intent to Tender or Vote in a Going Private Transaction.

Not applicable, as the merger that is the subject of this Schedule does not involve a tender or vote of DSL.net securities.

(e)

Recommendations of Others.

Not applicable, as the merger that is the subject of this Schedule does not involve a tender or vote of DSL.net securities, nor any action by the Board of Directors of DSL.net.

Item 13. Financial Information.

(a)

Financial Information.

(1)

The information and financial statements set forth in and incorporated into the section of the Information Statement entitled “ADDITIONAL INFORMATION – Financial Statements – Financial Information” is incorporated herein by reference.

(2)

The information and financial statements set forth in and incorporated into the section of the Information Statement entitled “ADDITIONAL INFORMATION – Financial Statements – Financial Information” is incorporated herein by reference.

(3)

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Financial Statements – Ratio of earnings to fixed charges” is incorporated herein by reference.

(4)

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Financial Statements – Book value” is incorporated herein by reference.

(b)

Pro Forma Information.

The information set forth in the section of the Information Statement entitled “ADDITIONAL INFORMATION – Financial Statements – Pro forma information” is incorporated herein by reference.

(c)

The information and financial statements set forth in and incorporated into the section of the Information Statement entitled “ADDITIONAL INFORMATION – Financial Statements – Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations.

The information set forth in and incorporated into the section of the Information Statement entitled “ADDITIONAL INFORMATION – Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

(b)

Employees and Corporate Assets.

The information set forth in and incorporated into the section of the Information Statement entitled “ADDITIONAL INFORMATION – Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15. Additional Information.

(b)

Other material information.  The information and financial statements set forth in and incorporated into the section of the Information Statement entitled “ADDITIONAL INFORMATION – Financial Statements – Unaudited DSL.net revenue for the quarter and year ended December 31, 2006” is incorporated herein by reference.

Item 16.

Exhibits.

The exhibits listed in the Exhibit Index following the signature page hereto are filed herewith.

[Signature page follows.]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February  16 , 2007

MEGAPATH INC.

By:

 /s/ Steven B. Chisholm

Name:    Steven B. Chisholm

Title:      Sr. Vice President & Secretary

MDS ACQUISITION, INC.

By:

 /s/ Steven B. Chisholm

Name:    Steven B. Chisholm

Title:      Sr. Vice President & Secretary

EXHIBIT INDEX

(a)

Information Statement dated February 16, 2007.

(b)

Not applicable.

(c)

Not applicable.

(d)

(i)  First, Second, Third and Fourth Convertible Promissory Notes of DSL.net, Inc. (incorporated by reference to Exhibits 10.01, 10.02, 10.03 and 10.04, respectively, to DSL.net’s Form 8-K filed on August 29, 2006).

(ii)  Purchase Agreement dated as of August 22, 2006 by and among DSL.net, Inc., MegaPath Inc. and MDS Acquisition, Inc. (incorporated by reference to Exhibit 10.01 to DSL.net’s Form 8-K filed on August 23, 2006).

(f)

Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix A to Exhibit (a) to this Schedule 13E-3).

(g)

None.

9